U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q (X)Form N-SAR

For the Period Ended:  September 30, 2015

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:

	Total Income Real Estate Trust

Address of Principal Executive Office (Street and Number)

	712 Fifth Avenue, 9th Floor
	New York, NY 10019

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

x	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
	The Independent Registered Public Accounting Firm has not released the Internal Control Letter in connection with the NSAR filing. It is expected that the Internal Control letter will be forthcoming following the completion of additional audit procedures being performed on the underlying holdings of the Fund.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	Michael Castellino (631) 470-2774

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total Income Real Estate Trust

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 30, 2015

By:    /s/Michael Konig
	Michael Konig
	Assistant Treasurer